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COMMONWEALTH BANK ANNOUNCES APPOINTMENT OF NEW DIRECTOR
Dr John Schubert, Chairman of Commonwealth Bank of Australia announced the appointment of Sir John Anderson as a Director of the Bank.
Sir John is a highly respected business and community leader, having held many senior positions in New Zealand finance including Chief Executive and Director of ANZ National Bank Limited from 2003 to 2005 and the National Bank of New Zealand Limited from 1989 to 2003. Sir John’s current offices include Chair of Television New Zealand, Chair of New Zealand Cricket and Member of International Cricket Council, Executive Board. His contributions to the community were recognised with the awarding of Knight Commander of the Civil Division of the Order of the British Empire in 1994 and The Blake Medal for “Outstanding Leadership Contributions to New Zealand” in 2005.
Sir John’s professional qualifications include Fellow of the Institute of Financial Professionals New Zealand, Fellow of the Institute of Directors, and Fellow of the New Zealand Society of Accountants.
Dr Schubert said, “Sir John Anderson brings to the Board a wealth of experience in banking and business and is a highly regarded community leader. We look forward to his contribution as a Director of the Bank.”
ENDS
Bryan Fitzgerald
General Manager, Media
(02) 9378 2663